# CALTON INC.

## 2007 Annual Report



08044796

Received SEC
APR 0 1 2008
Washington, DC 20549

PROCESSED
APR 0 7 2008
THOMSON
FINANCIAL

SEC Mail Processing
Section

APR 01 2008

Washington, DC
112

To Our Shareholders:

We are all too familiar with the present conditions of the battered housing market on a national scale, which has been compounded by a distressed subprime and soft financial market and as a result, we continue to see a drop in home values across the country.

In fiscal year 2007, we were faced with yet another tough year. We too have been impacted by the uncertainty of a distressed homebuilding market, signs of weakness in the overall economy, and land values that continued to decline. As we dealt with the continued downturn, sales activity declined and we delivered fewer homes in fiscal 2007 than in the previous year. In order to promote sales activity and be competitive in this unsettled market, we offered buyer incentives with significant price concessions on inventory homes which naturally, have impacted our financial statements for the year.

**Homes by Calton, LLC,** our homebuilding division, is currently constructing homes in the Pointe West community, located in Vero Beach, Florida. Magnolia Plantation, our newest subdivision, has all of the needed approvals to begin construction and pending market conditions, will commence later this year.

We continue to promote our HBC Custom Home division, where each custom home is specifically tailored to an individual's needs through our creative home designs. In November 2007, we contracted to build and deliver our newest custom home at Indian River Club, an upscale golfing community in Vero Beach, Florida, and have been named as one of their 'Preferred Builders'.

As a prominent custom homebuilder, we are committed to using the highest quality materials and workmanship to provide quality construction and attention to detail with our award-winning designs. We are dedicated to offering exceptional quality and value, with a strong commitment to customer satisfaction.

In 2007, Homes by Calton was named as a Pinnacle Builder by the Treasure Coast Builders Association, which signifies the Company's high standards and commitment to professionalism. We also received the Parade of Homes Silver Award for our outdoor living area design.

Our other business entity, **PrivilegeONE Networks, LLC,** was formed to develop and implement the PrivilegeONE Loyalty and co-branded credit card program. It received a patent on its User Rewards Program and Associated Communications System. At the present time, PrivilegeONE does not generate any revenues, but continues to explore other licensing and joint venture opportunities.

As we enter another year of uncertainty in the housing industry, coupled with a lending market that has become increasingly complicated, we are committed to be prudent and do all we can to meet next year's challenges. Market downturns usually provide opportunities to capitalize on unique opportunities that could provide a good basis for a turnaround. We will continue to look for business opportunities during this unusual market.

Once again, we acknowledge and appreciate the teamwork and commitment of our employees and thank all of our shareholders for their continued support.

Sincerely,

Anthony J. Caldarone
Chairman, President and Chief Executive Officer

March 28, 2008

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**
**FORM 10-KSB**
**(Mark One)**

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 1-8846

**CALTON, INC.**
(Name of small business issuer as specified in its charter)

| | |
|---|---|
| **New Jersey** | **22-2433361** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **2050 40th Avenue – Suite One**<br>**Vero Beach, Florida** | **32960** |
| (Addresses of principal executive offices) | (Zip Code) |

Issuer's telephone number, including area code: **(772) 794-1414**

(Former name, former address and former fiscal year, if changed since last report)

Securities registered under Section 12 (b) of the Exchange Act: None

Securities registered under Section 12 (g) of the Exchange Act: Common Stock, $0.05 par value

Check whether the Issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act ☐

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this Form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. X

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

Revenues for the fiscal year ended November 30, 2007: $4,866,000.

The aggregate market value (based upon the last sales price of the Issuer's Common Stock reported by the OTC Bulletin Board) of voting shares and non-voting equity held by non-affiliates of the registrant as of February 21, 2008 was $469,941.

As of February 21, 2008, 9,898,506 shares of Common Stock were outstanding.

Certain portions of the Company's Proxy Statement for the annual meeting of shareholders are incorporated by reference into Part III hereof.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

Disclosure Concerning Forward-Looking Statements

All statements, other than statements of historical fact, included in this Form 10-KSB, including in Part II, Item 6: "Management's Discussion and Analysis or Plan of Operation" and the statements under "Business" are, or may be deemed to be, "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar phrases are intended to identify such forward-looking statements. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-KSB. Such potential risks and uncertainties, include without limitation, the Company's ability to raise capital, matters related to national and local economic conditions, including conditions in the residential homebuilding industry, the effect of governmental regulation on the Company, commercial acceptance of the Company's co-branded customer loyalty credit card program, the competitive environment in which the Company operates, the Company's ability to acquire property for development, the impact of severe weather on the Company's homebuilding operations, changes in interest rates, and other risk factors detailed herein and in other of the Company's Securities and Exchange Commission filings. The forward-looking statements are made of the date of this Form 10-KSB and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

# PART I

## Item 1. DESCRIPTION OF BUSINESS

### (a) Business Development

Calton, Inc. (the "Company" or "Calton") was incorporated in 1981 and is a New Jersey corporation.

The Company's primary business activity is homebuilding. The Company also holds a patent on its User Rewards Program and Associated Communications Systems developed in connection with its loyalty and co-branded credit card program operation which currently does not generate any revenues.

From July 1999 to July 2006, the Company provided Internet business solutions to large and medium-sized businesses through its web development subsidiary, eCalton.com, Inc. On July 31, 2006, the Company completed the sale of substantially all of the assets of eCalton.com, Inc. to Bray Web Development, Inc. for $250,000 less purchase price adjustments of approximately $41,000.

In August 2003, the Company decided to capitalize on existing management's experience in the residential homebuilding industry and acquired 35 residential lots in a 121-home residential community then being developed in Vero Beach, Florida. The Company has expanded its homebuilding operations since such time and continues to pursue other homebuilding opportunities in Florida.

Calton maintains its corporate offices at 2050 40th Avenue, Suite One, Vero Beach, Florida 32960 and its telephone number is (772) 794-1414.

In this report, references to "we", "us" and "our" refer to the Company.

### (b) Business of Issuer

**General**

The Company's business activities are primarily focused on homebuilding through Homes by Calton, LLC ("Homes by Calton").

**Homes by Calton, LLC**
Homes by Calton was formed for the express purpose of capitalizing on existing management's experience in the residential homebuilding marketplace. The Company's focus is on homebuilding developments primarily located in Indian River County, Florida. Currently, the Company is offering homes in two communities. In addition, management continues to assess land acquisition opportunities and negotiate with various landowners, brokers and agents to expand its operations and to create a more diversified product offering. However, there can be no assurances that transactions can be entered into on terms reasonably satisfactory to management.

In addition to developing residential communities, the Company continues to promote its Custom Home Division pursuant to which the Company arranges for the construction of homes for individual landowners.

*Product Offering*
Homes by Calton offers single-family detached homes at prices, including customized options and lot premiums, which ranged from $425,000 up to $775,000 during the year ended November 30, 2007. Homes by Calton offers 14 different house floor plans with the size of homes ranging from 1,900 to 3,600 square feet. A wide selection of options is available to purchasers for additional charges. Major options include media rooms, bonus rooms, pools and outdoor kitchens.

*Product Development*
The Company increased its land bank in fiscal 2004 by entering into two land purchase agreements covering an additional 49 developed lots in Vero Beach, Florida in two different subdivisions. Each, by virtue of the lot size and zoning requirements, required new model types to be developed and were introduced into the marketplace in the spring of 2005. In 2007 the Company developed two additional models for buyers wanting smaller homes. The Company is using the new and existing model types to refine its custom home program through its Custom Home Division.

*Sales and Marketing*
Homes by Calton markets its homes primarily to upper-income buyers, emphasizing high-quality construction and customer satisfaction. The Company maintains a sales office at its community under development which is staffed by Homes by Calton sales personnel. Local realtors also introduce customers to Homes by Calton. Homes by Calton also advertises in newspapers and other local and regional publications and potential homebuyers can obtain detailed information regarding the communities where the Company builds by visiting Homes by Calton's website, www.homesbycalton.com. Homes by Calton's homes are sold under a limited warranty as to workmanship and materials.

*Construction*
Homes by Calton employees provide purchasing and quality assurance for, and construction management of, the homes it builds, while the material and labor components of its homes are provided by subcontractors. Homes by Calton generally contracts for most of its materials and labor at fixed prices during the construction period of the home. This process allows Homes by Calton to mitigate the risks associated with increases in building materials and labor costs between the time construction begins and the time the home closes. Homes by Calton complies with local and state building codes, including Florida's stringent hurricane and energy efficiency regulations. Depending upon the size and complexity of a home's design, Homes by Calton's construction time generally ranges from about 150 to 180 calendar days.

*Competition*
The homebuilding business is highly competitive and fragmented. Homes by Calton competes with numerous homebuilders of varying sizes, ranging from local to national in scope, some of which have significantly greater sales and financial resources than Homes by Calton. Sales of existing homes are also a competitive factor. Homes by Calton competes primarily on the basis of price, location, design, quality and service.

*Regulatory and Environmental Matters*
Homes by Calton's operations are subject to Federal, state and local laws and regulations. In particular, development of property in Florida is subject to comprehensive Federal and state environmental legislation. This regulatory framework, in general, encompasses areas such as traffic considerations, availability of municipal services, use of natural resources, impact of growth, utility services, conformity with local and regional plans, together with a number of other safety and health regulations. Permits and approvals mandated by regulation for development of any magnitude are often numerous, significantly time-consuming and onerous to obtain and not guaranteed. Such permits, once expired, may or may not be renewed and development for which the permit is required may not be completed if such renewal is not granted. These requirements have a direct bearing on Homes by Calton's ability to further develop communities in Florida. Although the Company believes that Homes by Calton's operations are in full compliance in all material respects with applicable Federal, state and local requirements, Homes by Calton's growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements.

Homes by Calton's operating costs may also be affected by the cost of complying with existing or future environmental laws, ordinances and regulations, which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under, or in the property.

**PrivilegeONE Networks, LLC**
PrivilegeONE was formed to develop and implement the PrivilegeONE Loyalty and co-branded credit card program. Currently, PrivilegeONE has no active business operations; however, PrivilegeONE continues to explore different opportunities for revenue generation, including licensing and joint venture opportunities.

*Patents and Trademarks*
On September 5, 2006, PrivilegeONE received a patent on its User Rewards Program and Associated Communications Systems.

PrivilegeONE has received trademark registrations for "PrivilegeONE" and the PrivilegeONE stylized logo.

**Employees**
As of February 21, 2008, the Company and its wholly-owned subsidiaries employed ten full time personnel and two part-time employees. None of the Company's employees are subject to collective bargaining agreements. The Company believes that its employee relations are satisfactory.

## Item 2. DESCRIPTION OF PROPERTY

The Company currently leases: (a) approximately 650 square feet of office space located in Red Bank, New Jersey, for approximately $1,100 per month, for a renewable term of one year; (b) approximately 2,000 square feet of office space in Vero Beach, Florida at a monthly rate of approximately $3,000 for a term of five years ending September 2009; (c) one model home pursuant to a sale-leaseback arrangement at the Pointe West community in Vero Beach, Florida, at a monthly rate of $4,000 for a term of one year; and (d) one home at the Pointe West community on a month-to-month basis for $2,000 per month. Management believes that these arrangements currently provide adequate space for all of the Company's business operations.

Because of the nature of the Company's homebuilding operations, properties are held as inventory in the ordinary course of the Company's homebuilding business. Such properties are not included in response to this item.

## Item 3. LEGAL PROCEEDINGS

The Company is involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of fiscal 2007, no matter was submitted to a vote of security holders through the solicitation of proxies or otherwise.

# PART II

## Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is currently being traded on the OTC Bulletin Board under the symbol CTON.OB. Once the Company meets the listing qualifications of the American Stock Exchange (the "AMEX"), it intends to reapply for trading on the AMEX. The following chart reflects the high and low sales prices of the common stock during fiscal 2007 and 2006:

| **Fiscal 2007** | High | Low |
|---|---|---|
| 1st Quarter | $0.47 | $0.30 |
| 2nd Quarter | 0.31 | 0.18 |
| 3rd Quarter | 0.35 | 0.16 |
| 4th Quarter | 0.20 | 0.06 |

| **Fiscal 2006** | High | Low |
|---|---|---|
| 1st Quarter | $0.70 | $0.43 |
| 2nd Quarter | 0.79 | 0.43 |
| 3rd Quarter | 0.67 | 0.40 |
| 4th Quarter | 0.60 | 0.38 |

At February 21, 2008, there were approximately 374 shareholders of record of the Company's common stock, based on information obtained from the Company's transfer agent. On that date, the last sales price the Company's common stock as reported by the OTC Bulletin Board was $0.14.

In fiscal 2007 and 2006, the Company did not pay dividends. The Company intends to retain future earnings to finance the expansion of operations and for general corporate purposes.

## Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

*RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 2007 AND 2006*

**Revenues:** Consolidated revenues decreased from $6,631,000 in 2006 to $4,866,000 in 2007. The reduction is due to fewer homes delivered and discounted sales prices on inventory homes, attributable to the continued downturn in the homebuilding market. We delivered 11 homes in 2006 compared to nine homes in 2007.

**Cost of Sales:** Cost of sales consists of cost of goods sold for the homebuilding operations. Homebuilding cost of goods sold decreased from $5,644,000 for the year ended November 30, 2006 to $4,347,000 for the year ended November 30, 2007 as a result of fewer home deliveries. Included in the $5,644,000 of cost of goods sold for the year ended November 30, 2006 was $677,000 in impairment charges on our inventory. There were no impairment charges on our inventory for the year ended November 30, 2007. However, negative market conditions in the homebuilding industry, interest rate levels, and our plans to offer sales incentives in order to liquidate inventory in 2008 might result in future impairment charges. Gross margins on homebuilding revenues decreased due to discounted sales prices on inventory homes and sales incentives given, to 11% in 2007, compared to 15% in 2006. No assurances can be given that gross profits will not be adversely impacted by market conditions in fiscal 2008.

**Selling, General and Administrative:** Selling, general and administrative expenses decreased from $2,186,000 in 2006 to $1,351,000 in 2007. The decrease in selling, general and administrative expenses is primarily attributable to reductions in personnel and overall expenses, including marketing.

**Interest Income:** Interest income is derived principally from interest on depository accounts and money-market type accounts. Interest income decreased from $8,000 in 2006 to $7,000 in 2007. The decrease was a result of withdrawals from investment accounts to fund operating activities.

**Interest Expense**: Interest expense amounted to $379,000 for the year ended November 30, 2007 compared to $344,000 for the year ended November 30, 2006. Interest is incurred on our demand line of credit and mortgage note and, to the extent required under generally accepted accounting principles, capitalized in real estate inventory. During the years ended November 30, 2007 and 2006, we capitalized $124,000 and $108,000, respectively, of interest.

**Gains on Investments:** We exercised warrants and sold shares of CorVu Company common stock for a net gain of $154,000 during the year ended November 30, 2007. The securities sold represented our entire holding of available-for-sale equity securities.

**Litigation Settlements**: There were no litigation settlements recorded for the year ended November 30, 2007. We paid $15,000 in litigation settlements as a result of the resolution of certain matters in the year ended November 30, 2006.

**Other Expense**: Other expense for the year ending November 30, 2007 was $0, compared to $1,000 for the year ending November 30, 2006.

**Related Party Transactions:** In November 2007, we entered into a contract with and completed the sale of two homes in the Pointe West development to AFP Enterprises, Inc. ("AFP"), a company owned by the Caldarone family, including two of our corporate officers, Anthony J. Caldarone and Maria F. Caldarone. The contract prices for the homes were $617,000 and $629,000, respectively. Costs for the homes totaled $562,000 and $584,000, respectively. All funds have been paid to the Company in full as of November 30, 2007. We also entered into a sale-leaseback agreement with AFP for one of these homes to be used as a sales model on a month-to-month basis, at a cost of $2,000 per month, and at a savings of $3,000 per month from a prior sale-leaseback agreement. The transactions between Homes by Calton and AFP were reviewed and approved by our Board of Directors and the Audit Committee of the Board of Directors.

**Discontinued Operations:** On July 31, 2006, we completed the sale of substantially all of the assets of eCalton.com, Inc. to Bray Web Development, Inc., a corporation controlled by an officer of eCalton.com, Inc., for $250,000, less purchase price adjustments of approximately $41,000. We recorded a gain of $229,000 on the sale of assets and $84,000 in operating losses from discontinued operations for the year ended November 30, 2006.

**Sales Activity and Backlog:**

| | | Contract Backlog | Number of Homes |
|---|---|---|---|
| Backlog as of November 30, 2006 | | $0 | 0 |
| Less: | Homes delivered during the year ended November 30, 2007 | (5,247,000) | (9) |
| Plus: | New contracts signed during the year ended November 30, 2007 | 5,850,000 | 10 |
| Backlog as of November 30, 2007 | | $603,000 | 1 |

We are currently constructing homes in the Pointe West traditional neighborhood community, located in Vero Beach, Florida. We have completed construction of homes in Amelia Plantation, also located in Vero Beach, Florida. We continue to promote our Custom Home Division, in which we seek to act as the contract builder for individual landowners. We delivered one custom home in 2006, and in November 2007 contracted to build a custom home to be delivered in the third quarter of 2008. We have not incurred any construction expenses on this home as of November 30, 2007.

In December 2005, we acquired an undeveloped ten-acre parcel in Vero Beach, Florida on which we anticipate constructing 21 single-family homes. Management continues to assess land acquisition opportunities and negotiate with various landowners, brokers and agents to expand its operations and create a more diversified product offering.

***LIQUIDITY AND CAPITAL RESOURCES***

**General:**

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will realize our assets and discharge our liabilities in the normal course of business. As reflected in the financial statements, we have incurred a loss from continuing operations of $1,043,000 during the fiscal year ended November 30, 2007. Additionally, we have significant completed and work-in-process inventories of approximately $2.5 million and developed lots of approximately $0.8 million which are collateral for our credit facility with a $2.2 million balance at November 30, 2007. Our $6.5 million credit facility expired on May 31, 2007. On July 16, 2007, the bank extended the facility through December 31, 2007, and on December 7, 2007, extended it through June 30, 2008, each time reducing borrowing availability under the facility. The facility was reduced to $4.8 million in July 2007 and further reduced to $2.8 million in December 2007. In connection with the extensions, the terms of the facility were revised to limit future funding to the completion of existing speculative homes under construction for which a sales contract providing for at least a 10% customer deposit has been signed. Maximum available borrowings are reduced as each of these homes is sold. These conditions raise doubt as to our ability to continue our normal business operations as a going concern. As of November 30, 2007, we had $1,805,000 in working capital. However, this working capital includes significant inventory of homes and developed and undeveloped land which must be liquidated in order to cover our operating costs and our debt-service obligations.

Management's plan to sustain our operations includes targeted marketing for new home sales, incentive pricing for current inventory homes, renegotiating pricing with subcontractors, curtailing expenses to the extent appropriate, seeking further extensions of the term of the credit facility, and raising additional debt or equity capital from external sources. No assurance can be given that we will be successful in achieving these plans.

**Cash Flows from Operating Activities:**

We generated $1,948,000 from operating activities during the year ended November 30, 2007, and used $5,548,000 during the year ended November 30, 2006. The increase in cash flows from operating activities in 2007 is due primarily to decreasing inventory through sales, combined with reductions in homebuilding activities and curtailing expenses whenever possible. The primary uses of cash in the year ended November 30, 2006 were the increase in homebuilding inventory levels, decrease in accounts payable and the net loss incurred for the year.

**Cash Flows from Investing Activities:**

We used $5,000 in cash for investing activities during the year ended November 30, 2007 primarily for the purchase of software. We generated $189,000 in cash flows from our investing activities during the year ended November 30, 2006, primarily from the sale of the assets of eCalton.

**Cash Flows from Financing Activities:**

We used $2,134,000 in cash for financing activities for the year ended November 30, 2007, primarily for repayment of notes payable which was required as we liquidated inventory that collateralized these notes payable. We generated $3,391,000 in cash from our financing activities for the year ended November 30, 2006. This amount represented borrowings on our construction line of credit and mortgage note primarily due to increased inventory levels.

As a result of the above cash flow activities, cash decreased from $769,000 at November 30, 2006 to $578,000 as of November 30, 2007. Total working capital decreased from $2,843,000 at November 30, 2006 to $1,805,000 at November 30, 2007.

## *COMMITMENTS, GUARANTEES AND CONTINGENCIES*

**Profit Sharing Arrangement:**

We have entered into an arrangement with John G. Yates and Thomas C. Corley, who are the President and Chief Financial Officer of PrivilegeONE, respectively, pursuant to which Mr. Yates and Mr. Corley have agreed to serve as unpaid officers of PrivilegeONE and pursue business opportunities on behalf of PrivilegeONE in consideration of our agreement to pay them 25% of the net profit attributable to business arrangements with parties introduced by either of them to PrivilegeONE. There were no revenues derived from PrivilegeONE in fiscal years 2007 and 2006.

## Loan Agreement:

We maintain a construction line of credit with National City Bank (formerly Harbor Federal Savings Bank). Interest on advances, which are secured by a mortgage on our homebuilding properties, accrues at a rate equal to the prime rate plus one percent (1%) per annum (8.5% on November 30, 2007). On July 16, 2007, the bank reduced borrowing available under the facility to $4.8 million and revised the terms to limit future funding to the completion of existing speculative homes under construction for which a sales contract providing for at least a 10% customer deposit has been signed. Maximum available borrowings are reduced as each of these homes is sold. On December 7, 2007, the bank reduced available borrowings to $2.8 million and extended the credit facility through June 30, 2008. As of November 30, 2007, $2.2 million of advances under the line of credit was outstanding.

In December 2005, we financed the purchase of a ten-acre undeveloped land parcel in Vero Beach, Florida through a $1 million mortgage note from Harbor Federal Savings Bank and working capital. Interest on the note, which is secured by the land purchased, accrues at a rate equal to the prime rate plus one percent (1%) per annum. As of November 30, 2007, $1 million was outstanding under the note.

## Operating Lease Commitments:

We and our consolidated subsidiaries lease facilities with various expiration dates through 2009. Future non-cancelable minimum lease payments for each of the following years ending November 30 are as follows:

| | |
|---|---|
| 2008 | $ 110,000 |
| 2009 | 46,000 |
| Total | $ 156,000 |

## Summarization of Contractual Obligations and Commercial Commitments:

Our obligations as of November 30, 2007 are as follows:

| | 2008 | 2009 | Total |
|---|---|---|---|
| Short-term debt | $ 3,359,000 | $ - | $ 3,359,000 |
| Leases | 110,000 | 46,000 | 156,000 |
| Total contractual cash obligations | $ 3,469,000 | $ 46,000 | $ 3,515,000 |

## Guarantees and Off-Balance Sheet Arrangements:

We have no guarantees outside of the consolidated organization and no off-balance sheet arrangements of any nature.

## *PARTICULARLY SENSITIVE ACCOUNTING ESTIMATES*

## Reserve for Warranty:

We provide a basic limited warranty on workmanship and materials for all homes for a period of one year. We estimate the costs that may be incurred under our basic limited warranty and record a liability in the amount of such costs at the time the product revenue is recognized. Factors that affect our warranty liability include the number of homes sold, historical and anticipated rates of warranty claims and average cost per claim. Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated costs are 0.5% of the total sales price of the home. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amount as necessary. Our warranty liability is included in accrued expenses on the balance sheet.

**Estimated Construction Costs:**

We recognize revenue from fixed price and modified fixed price construction contracts for homebuilding on customer-owned lots based on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, contract penalty provisions, claims, change orders, and settlements are accounted for as changes in estimates in the current period. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. As of November 30, 2007, we have one contract for a home to be built on a customer-owned lot. We have not incurred any construction expenses on this home as of November 30, 2007 and, as such, have not recognized any revenue on this contract as of that date.

**Impairment Evaluation:**

Management's estimate of impairment of its inventory is based on the appraisal values of its land, selling prices of homes closed by all homebuilders in the geographical area and the community, current selling prices of our homes, and the overall homebuilding market in Vero Beach. We concluded that no impairment adjustment was required at November 30, 2007. However, negative market conditions in the homebuilding industry, possible fluctuations in interest rates, and our plans to offer sales incentives in order to liquidate inventory could result in impairment charges during the year ending November 30, 2008, and/or thereafter.

*RECENT ACCOUNTING PRINCIPLES*

**FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115**

In February 2007, the FASB issued statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items as fair value that are not currently required to be measured at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of FAS 159 to have a material effect on our financial position or results of operations.

## Item 7. FINANCIAL STATEMENTS

The Financial Statements are set forth herein commencing on page F-1 of this report.

## Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 8a. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's

Chairman and Chief Executive Officer, along with the Company's Chief Financial Officer, who concluded that the Company's disclosure controls and procedures were effective as of the date of the evaluation. There were no significant changes in the Company's internal controls during the year ended November 30, 2007 that have materially affected, or are reasonably likely to have materially affected, the Company's internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in Company reports filed or submitted under the Securities and Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

## PART III

### Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

**Executive Officers**

The executive officers of the Company, as of February 28, 2008, are listed below and brief summaries of their business experience and certain other information with respect to them are set forth in the following table and in the information which follows the table:

| Name | Age | Position |
|---|---|---|
| Anthony J. Caldarone | 70 | Chairman, President and Chief Executive Officer<br>Chairman and Chief Executive Officer – Homes by Calton, LLC |
| Maria F. Caldarone | 44 | Executive Vice President of Corporate Development and Asst. Secretary<br>President – Homes by Calton, LLC<br>Executive Vice President of Operations – PrivilegeONE |
| Vicky F. Savage | 60 | Vice President, Acting Chief Financial Officer and Treasurer<br>Vice President and Treasurer – Homes by Calton, LLC<br>Vice President and Treasurer - PrivilegeONE |

Mr. Caldarone has served as Chairman, President and Chief Executive Officer of the Company since January 27, 2005 and served in the same capacity from the inception of the Company in 1981 through June 1993 and from November 1995 through September 2002. From September 2002 until January 2005, he served as Chairman and Chief Executive Officer of the Company. He served as director of the Company from June 1993 through October 1995.

Ms. Caldarone has served as Executive Vice President of the Company since September 2002, President of Homes by Calton since January 2004 and Executive Vice President of PrivilegeONE since May 2001. She served as Vice President of the Company from February 2000 until September 2002. From 1995 through January 1999, Ms. Caldarone was a non-practicing attorney. Prior to 1995, Ms. Caldarone was employed by Trafalgar Homes from December 1993 to November 1994, where she served as Director of Land Acquisition. Ms. Caldarone is a licensed attorney in the state of Florida. Ms. Caldarone is the daughter of Mr. Caldarone.

Vicky F. Savage was elected by the Board of Directors to serve as Vice President, Acting Chief Financial Officer and Treasurer for the Company, effective March 1, 2007. She served as Accounting Manager for the Company from December 2001 through February of 2007. From June 2000 until November 2001, she held the positions of Accountant, Controller and Finance Manager of the Company's subsidiary, eCalton.com, Inc., which sold its business in July 2006. Prior to June 2000, Ms. Savage was Accounting Supervisor at Central Rural Electric Cooperative in Stillwater, Oklahoma.

**Directors**

Information regarding Directors of the Company is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

**Compliance with Section 16(a) of the Exchange Act**

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

**Code of Conduct**
The Company has adopted a Code of Conduct that applies to all of its directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Company's Code of Conduct is posted on its website, www.caltoninc.com, under Investor Relations. The Company intends to disclose on its website any amendment to, or waiver of, a provision of the Code of Conduct that applies to its Chief Executive Officer, Chief Financial Officer or other senior financial officers.

## Item 10. EXECUTIVE COMPENSATION

The information required by Item 10 is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

## Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 11 is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

## Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 12 is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

## Item 13. EXHIBITS

Reference is made to the Index of Exhibits hereinafter contained on page E-1.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference to the Company's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALTON, INC.
(Registrant)

Dated: February 28, 2008

By: /s/ Vicky F. Savage
Vicky F. Savage, Acting Chief Financial Officer and Treasurer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Anthony J. Caldarone and Vicky F. Savage and each of them, as his true lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-KSB, and to file the same, together with all the exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and being requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, of his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Anthony J. Caldarone<br>Anthony J. Caldarone | Chairman, President, Chief Executive Officer & Director (Principal Executive Officer) | February 28, 2008 |
| /s/ Vicky F. Savage<br>Vicky F. Savage | Acting Chief Financial Officer & Treasurer (Principal Financial & Accounting Officer) | February 28, 2008 |
| /s/ J. Ernest Brophy<br>J. Ernest Brophy | Director | February 28, 2008 |
| /s/ Mark N. Fessel<br>Mark N. Fessel | Director | February 28, 2008 |
| /s/ Kenneth D. Hill<br>Kenneth D. Hill | Director | February 28, 2008 |
| /s/ Frank Cavell Smith, Jr.<br>Frank Cavell Smith, Jr. | Director | February 28, 2008 |
| /s/ John G. Yates<br>John G. Yates | Director | February 28, 2008 |

# CALTON, INC. AND SUBSIDIARIES
# INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Calton, Inc. and Subsidiaries

Tampa, Florida

We have audited the accompanying consolidated balance sheet of Calton, Inc. and Subsidiaries as of November 30, 2007 and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended November 30, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calton, Inc. and Subsidiaries as of November 30, 2007 and the consolidated results of their operations and their cash flows for the years ended November 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses during each of the years ended November 30, 2007 and 2006. Additionally, the Company has minimal pending home sales, and its primary lender has reduced the Company's borrowing availability under its existing credit facility as well as revised the terms under this facility to limit future funding. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are described in Note 2. The consolidated financial statements do not include any adjustments with respect to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

/s/ AIDMAN , PISER & COMPANY, P.A.

Tampa, Florida

February 28, 2008

**CALTON, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEET**
**NOVEMBER 30, 2007**

| | | |
|---|---|---|
| **Assets** | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 578,000 |
| Accounts receivable | | 20,000 |
| Inventory | | 4,861,000 |
| Prepaid expenses and other current assets | | 23,000 |
| Deferred finance charges | | 5,000 |
| Total current assets | | 5,487,000 |
| | | |
| Property and equipment, net | | 136,000 |
| Total assets | $ | 5,623,000 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities | | |
| Accounts payable | $ | 157,000 |
| Accrued expenses | | 151,000 |
| Other current liabilities | | 119,000 |
| Notes payable | | 3,255,000 |
| Total current liabilities | | 3,682,000 |
| | | |
| Commitments and contingent liabilities (Note 10) | | - |
| | | |
| Shareholders' Equity | | |
| Common stock, $.05 par value, 25,000,000 shares authorized; 10,697,855 shares issued and 9,898,506 shares outstanding | | 495,000 |
| Additional paid-in capital | | 8,407,000 |
| Accumulated deficit | | (3,388,000) |
| Less cost of shares held in treasury (799,349 shares) | | (3,573,000) |
| Total shareholders' equity | | 1,941,000 |
| Total liabilities and shareholders' equity | $ | 5,623,000 |

See notes to consolidated financial statements.

**CALTON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**YEARS ENDED NOVEMBER 30, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **Revenue** | | |
| Homebuilding | | |
| Related party (Note 8) | $ 926,000 | $ - |
| Other | 3,940,000 | 6,631,000 |
| | 4,866,000 | 6,631,000 |
| **Costs and expenses** | | |
| Cost of sales | | |
| Cost of sales | | |
| Related party (Note 8) | 864,000 | - |
| Other | 3,483,000 | 4,967,000 |
| Inventory impairment | - | 677,000 |
| Total cost of sales | 4,347,000 | 5,644,000 |
| Selling, general and administrative | 1,351,000 | 2,186,000 |
| | 5,698,000 | 7,830,000 |
| Loss from operations | (832,000) | (1,199,000) |
| **Other income (expense)** | | |
| Interest income | 7,000 | 8,000 |
| Interest expense | (379,000) | (344,000) |
| Litigation settlements | - | (15,000) |
| Investment income | 154,000 | - |
| Other expense | - | (1,000) |
| Loss before discontinued operations and income taxes | (1,050,000) | (1,551,000) |
| **Income (loss) from discontinued operations (Note 9)** | | |
| Gain on sale of certain assets | - | 229,000 |
| Discontinued operations | - | (84,000) |
| Loss before income taxes | (1,050,000) | (1,406,000) |
| Income tax benefit (expense) | 7,000 | - |
| **Net loss** | $ (1,043,000) | $ (1,406,000) |
| **Basic and diluted loss per share:** | | |
| Loss from continuing operations | $ (0.11) | $ (0.16) |
| Income from discontinued operations | $ - | $ 0.01 |
| Net loss | $ (0.11) | $ (0.15) |
| **Weighted average number of shares outstanding:** | | |
| Basic and Diluted | 9,667,000 | 9,528,000 |

See notes to consolidated financial statements.

**CALTON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**YEARS ENDED NOVEMBER 30, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (1,043,000) | $ (1,406,000) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | | |
| Depreciation from continuing operations | 40,000 | 40,000 |
| Depreciation from discontinued operations | - | 9,000 |
| Amortization of deferred charges | 34,000 | 41,000 |
| Impairment charge to inventory | - | 677,000 |
| Gain on sale of assets of discontinued operations | - | (229,000) |
| Stock-based compensation for directors | 67,000 | 57,000 |
| Increase (decrease) in cash resulting from changes in: | | |
| Accounts receivable | (6,000) | 125,000 |
| Inventory | 2,824,000 | (3,690,000) |
| Deposits on land | - | 350,000 |
| Prepaid expenses and other assets | 18,000 | 29,000 |
| Accounts payable | (31,000) | (859,000) |
| Accrued expenses | (55,000) | (391,000) |
| Other current liabilities | 67,000 | (400,000) |
| Assets of discontinued operations | 33,000 | 169,000 |
| Liabilities of discontinued operations | - | (70,000) |
| Net cash flows from operating activities | 1,948,000 | (5,548,000) |
| **Cash flows from investing activities** | | |
| Proceeds from sale of certain assets of discontinued operations | - | 209,000 |
| Purchases of property and equipment for continuing operations | (5,000) | (11,000) |
| Purchases of property and equipment for discontinued operations | - | (9,000) |
| Net cash flows from investing activities | (5,000) | 189,000 |
| **Cash flows from financing activities** | | |
| Increase in deferred charges | (19,000) | (42,000) |
| Proceeds from (payments for) notes payable, net | (2,115,000) | 3,433,000 |
| Net cash flows from financing activities | (2,134,000) | 3,391,000 |
| Net decrease in cash and cash equivalents | (191,000) | (1,968,000) |
| Cash and cash equivalents at beginning of period | 769,000 | 2,737,000 |
| Cash and cash equivalents at end of period | $ 578,000 | $ 769,000 |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | | |
| Interest paid | $ 503,000 | $ 411,000 |
| Income taxes paid | $ - | $ - |

See notes to consolidated financial statements.

**CALTON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**YEARS ENDED NOVEMBER 30, 2007 AND 2006**
(*amounts in thousands*)

| | Common Stock | | Additional Paid In | Accum. | Treasury | Accum. Other | Total Shareholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Stock | Comp. Inc. | Equity |
| Balances, December 1, 2005 | 9,497 | $ 475 | $ 11,178 | $ (938) | $ (6,448) | $ 55 | $ 4,322 |
| Net Loss | - | - | - | (1,406) | - | - | (1,406) |
| Shares issued for Stock-based Compensation | 96 | 5 | (631) | - | 683 | - | 57 |
| Unrealized Gains on Investments | - | - | - | - | - | 61 | 61 |
| Balances, November 30, 2006 | 9,593 | 480 | 10,547 | (2,344) | (5,765) | 116 | 3,034 |
| Net Loss | - | - | - | (1,043) | - | - | (1,043) |
| Shares issued for Stock-based Compensation | 306 | 15 | (2,140) | - | 2,192 | - | 67 |
| Sale of Investments | - | - | - | - | - | (116) | (116) |
| Balances, November 30, 2007 | 9,899 | $ 495 | $ 8,407 | $ (3,387) | $ (3,573) | $ - | $ 1,942 |

See notes to consolidated financial statements.

## 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Businesses*

Calton, Inc. ("Calton" or the "Company") was incorporated in the State of New Jersey in 1981. The Company is engaged in constructing single family homes through Homes by Calton, LLC ("Homes by Calton") and the continued development of a loyalty and co-branded credit card program through PrivilegeONE Networks, LLC ("PrivilegeONE"). However, there are currently no revenues or expenses being accrued with respect to PrivilegeONE and, as such, the Company currently operates in just one business segment.

*Summary of Significant Accounting Policies*

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

*Principles of consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the accompanying consolidated financial statements.

*Revenue recognition*

Revenues and related profits from homebuilding on the Company's lots are recognized using the deposit method, as defined in Statements on Financial Accounting (SFAS) No. 66. Revenue is recognized when the earning process of constructing and selling the home has been completed as follows:

- The Company recognizes revenue at the time of closing and title transfer. Prior to closing, the customer performs walkthroughs of the home and any other procedures that they consider necessary to accept the home. The Company attempts to remedy any issues with its customers prior to closing.
- In all instances, the buyer's commitment to repay financing obtained to purchase the property is between the buyer and the buyer's lender. The Company does not provide customer financing and there is no recourse against the Company for non-payment by the buyers.
- The risks and rewards of ownership of the home pass to the customer at closing and the Company has no substantial continuing involvement with the property.

In addition, the Company recognizes revenue from fixed-price and modified fixed-price construction contracts for homebuilding on customer-owned lots based on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined without regard to the percentage of completion. Changes in job performance, job conditions, contract penalty provisions, claims, change orders, and settlements are accounted for as changes in estimates in the current period. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

In accordance with SFAS No. 13, Accounting for Leases, the Company defers a portion of its gross profit on the sale-leasebacks of its model homes. The Company will recognize the deferred revenue (the net present value of the lease payments) and deferred cost in equal increments over the term of the lease (deferred gross profit is $58,000 at November 30, 2007 and is included in other current liabilities in the 2007 balance sheet).

*Cash and cash equivalents*

Cash equivalents consist of demand deposits and highly liquid money market funds. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limits. The Company has not experienced any loss to date on these investments.

*Investments*

The Company held certain equity securities which were classified as available-for-sale as defined in SFAS No. 115, and were valued at fair market value. The corresponding unrealized gain on securities held as available-for-sale was recorded as a component of other comprehensive income. During fiscal 2007 all the securities were sold.

*Inventory*

Homebuilding work in process, speculative and model homes and developed land are stated at the lower of cost (including direct construction costs, capitalized interest and real estate taxes) or net realizable value. The capitalized costs are included in cost of homebuilding revenues as homes are sold and customers take title to the home and real estate.

In accordance with SFAS 34, Capitalization of Interest Costs, the Company capitalizes interest incurred on lots under development and homes under construction. During the year ended November 30, 2007, approximately $124,000 of interest was capitalized. Capitalization begins when the construction of a home commences, whether it is under contract or being built on a speculative basis. Capitalized interest costs are charged to cost of sales in the period when the revenues from home closings are recognized. Interest costs are expensed on developed, vacant lots and when construction ceases or is completed on speculative homes.

*Property and equipment*

Property and equipment are carried at cost. Computer equipment is being depreciated using the straight-line method over a useful life of three years, office furniture is being depreciated using the straight-line method over five years, and leasehold improvements are being depreciated using the straight-line method over the lesser of the asset useful life or the terms of the respective leases, which range from one to five years. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

*Impairments of long-lived assets*

The Company performs an assessment of the carrying values of property and equipment when indications that the carrying values of such assets may not be recoverable are present. This review consists of a comparison of the carrying value of the assets with expected undiscounted cash flows. If the respective carrying values exceed expected undiscounted cash flows, the impairment is measured using fair value measures to the extent available or discounted cash flows.

*Deferred finance charges*

Deferred finance charges are associated with the Company's current revolving credit agreement (Note 5). Deferred finance charges are amortized over the term of the line of credit. Amortization is reflected as a component of interest expense.

*Income taxes*

The Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

*Fair value of financial instruments*

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities and notes payable. At November 30, 2007, the fair value of these instruments approximated their carrying value.

*Advertising expense*

The costs of advertising are expensed as incurred. Included in selling, general and administrative expenses are advertising costs of approximately $306,000 and $430,000 for the years ended November 30, 2007 and 2006, respectively.

*Per share computations*

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding, increased by the assumed conversion of other potentially dilutive securities during the period.

| | 2007 | 2006 |
|---|---|---|
| Net loss - [numerator] | $ (1,043,000) | $ (1,406,000) |
| Basic and diluted: | | |
| Weighted average shares outstanding [denominator] | 9,667,000 | 9,528,000 |
| Net loss per common share | $ (0.11) | $ (0.15) |

The effects of 827,000 and 717,000 stock options outstanding at November 30, 2007 and 2006, respectively, were not included in the calculation of diluted loss per share for each of those years, as they were anti-dilutive pursuant to the treasury stock method.

*Stock-based compensation*

In December 2005, the Company adopted the accounting provisions of Statement of Financial Accounting Standards No. 123R - Share-based Payments (FAS 123R) which required the use of the fair-value based method to determine compensation for all arrangements under which employees and others received shares of stock or equity instruments (warrants and options). The adoption of this standard had a minimal impact on the Company's results of operations for the fiscal year ended November 30, 2007.

The Company uses the Black-Scholes option-pricing model to determine the fair value of each option grant as of the date of grant for expense incurred. In applying the Black-Scholes option-pricing model during fiscal 2007, the following assumptions were made: dividend yield - none, volatility ranging from 114% to 183%, risk-free interest rate ranging from 4.60% to 4.64%, share prices of $0.21, option exercise prices of $0.21 and $0.23, and an expected life ranging from 3.0 to 6.5 years (based upon the simplified method).

The Company recorded stock-based compensation expense of $17,000 in the year ended November 30, 2007, related to employee and director stock options. The Company recorded stock-based compensation expense of $7,000 in the year ended November 30, 2006, related to director stock options.

*Recent Accounting Pronouncements*

**FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115**

In February 2007, the FASB issued statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items as fair value that are not currently required to be measured at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of FAS 159 to have a material effect on the Company's financial position or results of operations.

## 2. LIQUIDITY AND MANAGEMENT'S PLANS

The Company's consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the financial statements, the Company has incurred net losses in each of the last two years. Additionally, the Company has significant completed and work-in-process inventories of approximately $2.5 million and developed lots of approximately $0.8 million which are collateral for the credit facility with a $2.2 million balance at November 30, 2007. The Company's $6.5 million credit facility expired on May 31, 2007. On July 16, 2007, the bank extended the facility through December 31, 2007, and on December 7, 2007, extended it through June 30, 2008, each time reducing borrowing availability under the facility. The facility was reduced to $4.8 million in July and further reduced to $2.8 million in December, 2007. In connection with the extensions, the terms of the facility were revised to limit future funding to the completion of existing speculative homes under construction for which a sales contract providing for at least a 10% customer deposit has been signed. Maximum available borrowings are reduced as each of these homes is sold. Amounts outstanding under the credit facility in June 2008 will be due on that date. These conditions raise doubt as to the ability of the Company to continue its normal business operations as a going concern.

Management's plan to sustain the Company's operations includes targeted marketing for new home sales, incentive pricing for current inventory homes, renegotiating pricing with subcontractors, curtailing expenses to the extent appropriate, seeking further extensions of the term of the credit facility, and raising additional debt or equity capital from external sources. There can be no assurance that the Company will be successful in achieving these plans.

## 3. INVENTORY

Inventory consists of the following as of November 30, 2007:

| | |
|---|---|
| Land | $2,404,000 |
| Homes under construction | 1,586,000 |
| Speculative and model homes | 871,000 |
| | $4,861,000 |

During the year ended November 30, 2006, the company recorded a $677,000 inventory impairment charge. No impairment charges have been recognized during the year ended November 30, 2007. However, negative market conditions in the homebuilding industry, possible fluctuations in interest rates, and the Company's plans to offer sales incentives in order to liquidate inventory could result in further impairment charges during the year ending November 30, 2008, and/or thereafter.

The Company capitalizes interest on loans directly associated with the real estate development projects. During the years ended November 30, 2007 and 2006, the Company capitalized $124,000 and $108,000, respectively.

## 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of November 30, 2007:

| | |
|---|---|
| Computer equipment and furniture | $208,000 |
| Leasehold improvements | 5,000 |
| Other | 75,000 |
| | 288,000 |
| Less: Accumulated Depreciation | (152,000) |
| | $136,000 |

## 5. NOTES PAYABLE

As of November 30, 2007, notes payable includes borrowings under a demand line of credit with National City Bank (formerly Harbor Federal Savings Bank) with future funding limited to the completion of existing speculative homes under construction for which a sales contract providing for at least a 10% customer deposit has been signed. On December 7, 2007, the bank reduced available borrowings to $2.8 million and extended the credit facility with the same terms through June 30, 2008. As of November 30, 2007, $2.2 million of advances under the line of credit was outstanding. The credit facility is secured by inventories and related homebuilding assets. Notes payable also includes a $1 million mortgage note due September 1, 2008, that is payable to National City Bank. The mortgage note is secured by the land purchased in the Magnolia Plantation subdivision. The annual interest rate on both the revolving credit line and mortgage note is the bank's prime rate plus 1% (8.5% at November 30, 2007).

## 6. SHAREHOLDERS' EQUITY ACTIVITY

The Company's Certificate of Incorporation, as amended, provides for 25,000,000 authorized shares of Common Stock (par value $.05 per share), 520,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share) and 2,000,000 shares of Class A Preferred Stock (par value $.10 per share), 1,000,000 shares of which have been designated as Class A Series One Preferred Stock. None of the Preferred Stock is issued or outstanding.

***Stock Compensation Programs and Transactions***

Stock option activity is summarized as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding | | | | |
| Beginning of year | 717,000 | $ 0.45 | 758,200 | $ 0.70 |
| Granted at market price | 305,000 | 0.22 | 50,000 | 0.45 |
| Expired or cancelled | (195,000) | 0.53 | (91,200) | 2.51 |
| Outstanding end of year | 827,000 | $ 0.35 | 717,000 | $ 0.45 |
| Exercisable as of November 30 | 522,000 | $ 0.43 | 667,000 | $ 0.45 |

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term and the risk-free interest rate. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock and other factors estimated over the expected term of the options. The expected term of options granted is derived using the "simplified method" which computes expected term as the average of the sum of the vesting term plus contract term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term.

The weighted average grant date fair value of the options granted during the year ended November 30, 2007 was $0.18. The range of exercise prices for exercisable options and the weighted average remaining lives are reflected in the following table:

| | Options Outstanding | | | | Exercisable | | | |
|---|---|---|---|---|---|---|---|---|
| Range of Prices | Number | Weighted Average Remaining Life | Weighted Average Exercise Price | Aggregate Intrinsic Value | Number | Weighted Average Remaining Life | Weighted Average Exercise Price | Aggregate Intrinsic Value |
| $0.16 - 0.83 | 827,000 | 4.62 yrs. | $ 0.35 | $ - | 522,000 | 3.28 yrs. | $ 0.43 | $ - |

A summary of the status of the Company's non-vested stock options as of November 30, 2007, and changes during the year then ended, is presented below:

| Nonvested Stock Options | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at November 30, 2006 | 50,000 | $ 0.29 |
| Granted | 305,000 | 0.22 |
| Vested | (50,000) | (0.29) |
| Forfeited | - | - |
| Nonvested at November 30, 2007 | 305,000 | $ 0.22 |

As of November 30, 2007 there was approximately $46,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately 45 months.

As of November 30, 2007, there were 646,520 shares of Common Stock reserved for possible future issuances under the Company's stock option plans.

During 2007 and 2006, 306,000 and 96,000 shares, respectively, of treasury stock were issued to directors of the Company in lieu of receiving cash fees. The Company records stock-based compensation associated with the issuance of common stock to directors based upon the fair market value of the shares on the date issued. Compensation expense amounted to $50,000 for each of the years ended November 30, 2007 and 2006, under this method. Treasury stock was relieved using the first-in first-out method of accounting with the difference being recorded as a reduction of paid-in capital. Treasury stock is carried at cost at acquisition date, and at November 30, 2007, there were approximately 800,000 shares of treasury stock with an average cost of $4.47 per share remaining.

***Preferred Stock Rights Agreements***

In February 1999, the Company's Board of Directors adopted a shareholder rights plan (the "Rights Plan") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Under the Rights Plan, each Right represents the right to purchase from the Company one one-hundredth ($1/100^{th}$) of a share of Class A Preferred Stock Series One (the "Preferred Stock") at a price of $5.50 per one one-hundredth ($1/100^{th}$) of a share. Each one one-hundredth ($1/100^{th}$) of a share of Preferred Stock has economic and voting terms equivalent to those of one share of the Company's Common Stock.

The Rights will not become exercisable unless and until, among other things, a person or group acquires or commences a tender offer for 15% or more of the Company's outstanding Common Stock. In the event that a person or group, without Board approval, acquires 15% or more of the outstanding Common Stock, each Right would entitle its holder (other than the person or group) to purchase shares of Preferred Stock having a value equal to twice the exercise price. Also, if the Company is involved in a merger or sells more than 50% of its assets or earning power, each Right will entitle its holder (other than the acquiring person or group) to purchase shares of common stock of the acquiring company having a market value equal to twice the exercise price. If any person or group acquires at least 15%, but less than 50%, of the Company's Common Stock, the Board may, at its option, exchange one share of Common Stock for each Right (other than Rights held by such person or group). The Rights Plan may cause substantial dilution to a person or group that, without prior Board approval, acquires 15% or more of the Company's Common Stock unless the Rights are first redeemed by the Board. The Rights expire on February 1, 2009 and may be redeemed by the Company at a price of $0.01 per Right. The Company had 9,497,491 preferred stock rights outstanding as of November 30, 2007.

***Other Comprehensive Income:***

Under Statements of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, the Company is required to display comprehensive income and its components as part of its full set of financial statements. Comprehensive income comprises net income and other comprehensive income items. Other comprehensive income during the years ended November 30, 2007 and 2006 represents the changes in unrealized gains (losses) on available-for-sale equity securities. These securities were all sold in fiscal 2007. The following table reflects comprehensive income for the years ended November 30, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Net loss | $ (1,043,000) | $ (1,406,000) |
| Unrealized gain on investments | 38,000 | 61,000 |
| Realized gain on sale of investments | (154,000) | - |
| Comprehensive loss | $ (1,159,000) | $ (1,345,000) |

## 7. INCOME TAXES

The federal net operating loss carryforward for tax purposes is approximately $34,808,000 and $33,411,000 at November 30, 2007 and 2006, respectively. The Company's ability to utilize its deferred tax assets, including the federal net operating loss carryforwards created prior to November 21, 1995 to offset future income, is limited to approximately $1,000,000 per year under Section 382 of the Internal Revenue Code as a result of the change in control of the Company in November 1995. These federal carryforwards will expire between 2007 and 2027.

The following schedule reconciles the income tax benefit at the federal statutory rate (35%) to the effective rate:

| | 2007 | 2006 |
|---|---|---|
| Tax benefit using statutory rate | $ (368,000) | $ (489,000) |
| Change in valuation allowance | 368,000 | 489,000 |
| | $ - | $ - |

Temporary differences and carryforwards that give rise to deferred tax assets as of November 30, 2007, are as follows:

| | |
|---|---|
| Net operating losses | $ 13,626,000 |
| Asset impairment charges | 177,000 |
| Capital loss carryforwards | - |
| Investment impairment charges | 263,000 |
| Unamortized start up costs | - |
| Bad debt and other allowances | 7,000 |
| Other | 54,000 |
| Deferred tax assets | 14,127,000 |
| Less: Valuation allowances | (14,127,000) |
| Net deferred taxes | $ - |

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109, *Accounting for Income Taxes.* Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was required to be adopted by the Company on December 1, 2007. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

## 8. RELATED PARTY TRANSACTIONS

In November 2007, Homes by Calton entered into a contract and completed the sale of two homes in its Pointe West development to AFP Enterprises, Inc. ("AFP"), a company owned by the Caldarone family, including two corporate officers of the Company, Anthony J. Caldarone and Maria F. Caldarone. The contract prices for the homes were $617,000 and $629,000, respectively. Costs for the homes totaled $562,000 and $584,000, respectively. All funds have been paid to the Company in full as of November 30, 2007. Homes by Calton has also entered into a sale-leaseback agreement with AFP for one of these homes to be used as a sales model on a month-to-month basis, at a cost of $2,000 per month. The transactions between Homes by Calton and AFP were reviewed and approved by the Company's Board of Directors and the Audit Committee of the Board of Directors.

## 9. DISCONTINUED OPERATIONS

On July 31, 2006, the Company completed the sale of substantially all of the assets of eCalton.com, Inc. to Bray Web Development, Inc. for $250,000 less purchase price adjustments of approximately $41,000.

The consolidated financial statements and related footnotes for all periods presented have been reclassified to reflect the discontinued operations. The operating results of the discontinued operations for the year ended November 30, 2006 is summarized below. There was no related activity for 2007.

| | |
|---|---|
| Net revenues | $509,000 |
| Cost of goods sold | 277,000 |
| Gross profit | 232,000 |
| Operating expense | (307,000) |
| Non-operating expense, net | (9,000) |
| Loss from discontinued operations | (84,000) |
| Gain on sale of assets | 229,000 |
| Income from discontinued operations | $145,000 |

## 10. COMMITMENTS AND CONTINGENT LIABILITIES

***Warranty Commitments on Homes by Calton***

The Company provides a basic limited warranty on workmanship and materials for all homes for a period of one year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time the product revenue is recognized. Factors that affect the Company's warranty liability include the number of homes sold, historical and anticipated rates of warranty claims and average cost per claim. Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs are 0.5% of the total sales price of the home. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amount as necessary.

Following is the Company's warranty reserve activity for the years ended November 30, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Balance at beginning of period | $ 33,000 | $ 59,000 |
| Reserves | 26,000 | 39,000 |
| Payments and other adjustments | (37,000) | (65,000) |
| Balance at end of period | $ 22,000 | $ 33,000 |

Warranty reserves are included in accrued expenses in the accompanying consolidated balance sheet.

***Operating Lease Commitments***

The Company and its consolidated subsidiaries lease their facilities under operating lease agreements with various expiration dates through 2009. Future non-cancelable minimum lease payments for each of the following years ending November 30 are as follows:

| | |
|---|---|
| 2008 | $ 110,000 |
| 2009 | 46,000 |
| Total | $ 156,000 |

Rent expense for continuing operations for the years ended November 30, 2007 and 2006 amounted to $100,000 and $70,000, respectively.

*Profit Sharing Arrangement*

The Company has entered into an arrangement with John G. Yates and Thomas C. Corley, who are the President and Chief Financial Officer of PrivilegeONE, respectively, pursuant to which Mr. Yates and Mr. Corley have agreed to serve as unpaid officers of PrivilegeONE and pursue business opportunities on behalf of PrivilegeONE in consideration of the Company's agreement to pay them 25% of the net profit attributable to business arrangements with parties introduced by either of them to PrivilegeONE. There were no revenues derived from PrivilegeONE in fiscal years 2007 and 2006.

*Litigation*

The Company is involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's financial position or results of operations.

There were no litigation settlements recorded for the year ended November 30, 2007. The Company paid $15,000 in litigation settlements as a result of the resolution of certain matters in the year ended November 30, 2006.

## CALTON, INC. AND SUBSIDIARIES
## INDEX TO EXHIBITS

2.1 Amended and Restated Stock Purchase Agreement effective September 2, 1998 among Calton, Inc., Calton Homes, Inc. and Centex Real Estate Corp., incorporated by reference to Exhibit 2 to Form 8-K of Registrant dated December 31, 1998.

2.2 Amendment No. 1 to Amended and Restated Stock Purchase Agreement dated as of December 28, 1998 among Calton, Inc., Calton Homes, Inc. and Braewood Development Corp. (assignee of Centex Real Estate Corp.), incorporated by reference to Exhibit 2.1 to Form 8-K of Registrant dated December 31, 1998.

2.3 Assignment of Interest in Innovative Growth Partners, LLC and Agreement as to Other Matters dated as of April 18, 2002 among Calton, Inc., Innovation Growth Partners, LLC and, Richard Dole, Frederick Huttner and James West, incorporated by reference to Exhibit 2 to Form 8-K of Registrant dated May 8, 2002.

2.4 Amended and Restated Agreement for Sale and Purchase of Assets effective June 13, 2003 between Homes by Calton, LLC, the Registrant and Beazer Homes Corp., incorporated by reference to Exhibit 2.1 to Form 10-QSB of Registrant for the fiscal quarter ended May 31, 2003.

2.5 First Amendment to Amended and Restated Agreement for Sale and Purchase of Assets effective June 13, 2003 between Homes by Calton, LLC, the Registrant and Beazer Homes Corp., incorporated by reference to Exhibit 2.2 to Form 10-QSB for the fiscal quarter ended May 31, 2003.

2.6 LLC Purchase Agreement dated as of July 10, 2003 among the Registrant, Anthony J. Caldarone, John G. Yates, Maria F. Caldarone and Laura A. Camisa, incorporated by reference to Exhibit 2.3 to Form 10-QSB of Registrant for the fiscal quarter ended May 31, 2003.

3.1 Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of State, State of New Jersey on May 28, 1993, incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Form S-1 Registration Statement under the Securities Act of 1933, Registration No. 33-60022, Certificate of Amendment to Amended and Restated Certificate of Incorporation of Registrant filed with the Secretary of State, State of New Jersey on April 27, 1994, incorporated by reference to Exhibit 3(b) to Form S-1 Registration Statement under the Securities Act of 1933, Registration No. 33-76312, and Certificate of Amendment to Amended and Restated Certificate of Incorporation of Registrant filed with the Secretary of State, State of New Jersey on May 29, 1997, incorporated by reference to Exhibit 3.1 to Form 10-K of Registrant for the fiscal year ended November 30, 1997, Certificate of Amendment to Amended and Restated Certificate of Incorporation of Registrant filed with the Secretary of State, State of New Jersey on February 2, 1999, incorporated by reference to Exhibit 3.1 to Form 10-K of Registrant for the fiscal year ended November 30, 1998, Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State, State of New Jersey on May 30, 2000, incorporated by reference to Exhibit 3.1 to Form 10-K of Registrant for the fiscal year ended November 30, 2000 and Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Division of Revenue, State of New Jersey, on June 20, 2004, incorporated by reference to Exhibit 3.1 to Form 10-QSB of the Registrant for fiscal quarter ended May 31, 2004.

3.2 By Laws of Registrant, incorporated by reference to Exhibit 3.2 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2003.

4.4 Rights Agreement dated February 1, 1999 by and between the Registrant and First City Transfer Company as Rights Agent, including forms of Rights Certificate and Election to Purchase included as Exhibit B thereto, incorporated by reference to Exhibit 1 to Form 8-A Registration Statement of Registrant filed with the Securities and Exchange Commission on February 2, 1999.

10.3 Registrant's Amended and Restated 1993 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 10.3 to Form 10-K of the Registrant for the fiscal year ended November 30, 1995. (*)

10.4 Incentive Compensation Plan of Registrant incorporated by reference to Exhibit 10.4 to Form 10-K of the Registrant for the fiscal year ended November 30, 2007. (*)

10.7 Executive Employment Agreement dated as of January 1, 2006 between Registrant and Anthony J. Caldarone, incorporated by reference to Exhibit 10.7 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2006. (**)

10.8 First Amendment to Executive Employment Agreement between Registrant and Anthony J. Caldarone, incorporated by reference to Exhibit 10.8 to Form 10-K of the Registrant for the fiscal year ended November 30, 2007. (**)

10.9 2000 Equity Incentive Plan, incorporated by reference to Exhibit 10.9 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2006. (*)

10.10 Option Agreement dated July 19, 1999 between the Company and Kenneth D. Hill, incorporated by reference to Exhibit 10.11 to Form 10-K of Registrant for the fiscal year ended November 30, 1999.

10.12 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.12 to Form 10-K of Registrant for the fiscal year ended November 30, 2000, incorporated by reference to Exhibit 10.12 of Form 10-KSB for the fiscal year ended November 30, 2003.

10.21 Profit Sharing Arrangement among the Registrant, John G. Yates and Thomas C Corley, incorporated by reference to Exhibit 10.21 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2003. (**)

10.29 Registration Rights Agreement dated as of April 29, 2003 among the Registrant, Anthony J. Caldarone, John G. Yates, Maria F. Caldarone and Laura A. Camisa, incorporated by reference to Exhibit 10.1 to Form 10-QSB of Registrant for the fiscal quarter ended August 31, 2003.

10.30 Commitment Letter dated as of August 13, 2003 and Promissory Notes dated as of August 27, 2003, between Harbor Federal Savings Bank (currently National City Bank) and Homes by Calton, LLC, incorporated by reference to Exhibit 10.30 to Form 10-KSB for fiscal year ended November 30, 2003.

10.31 Real Estate Purchase and Sale Agreement dated April 6, 2004 between Homes by Calton, LLC and Pointe West of Vero Beach, Ltd., incorporated by reference to Exhibit 10.31 to Form 10-QSB of Registrant for fiscal quarter ended May 31, 2004. Information has been omitted from the exhibit and is subject to an order granting confidential treatment.

10.32 Assignment Agreement dated as of November 11, 2005 between Atlantic Coast Construction & Development, Inc. and Homes by Calton, LLC, incorporated by reference to Exhibit 10.32 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2006.

10.33 Vacant Land Contract dated as of September 15, 2005 between William Dewey Walker & Delma Jean and Atlantic Coast Construction & Development, Inc. (assigned to Homes by Calton, LLC), incorporated by reference to Exhibit 10.33 to Form 10-KSB of the Registrant for the fiscal year ended November 30, 2006.

10.44 Commitment Letter dated as of December 15, 2005 between Harbor Federal Savings Bank (currently National City Bank) and Homes by Calton, LLC, incorporated by reference to Exhibit 10.44 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2005.

10.45 First Mortgage Loan dated December 28, 2005 between Harbor Federal Savings Bank (currently National City Bank) and Homes by Calton, LLC, incorporated by reference to Exhibit 10.45 to Form 10-KSB of Registrant for the fiscal year ended November 30, 2005.

10.46 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.45 to Form 10-QSB of Registrant for the fiscal quarter ended May 31, 2006 (*).

10.47 Asset Purchase Agreement, dated July 24, 2006 between Bray Web Development, Inc. and eCalton.com, Inc., incorporated by reference to Exhibit 10.47 to Form 10-QSB of Registrant for the fiscal quarter ended August 31, 2006.

10.48 Builder Line of Credit Revised Commitment dated July 16, 2007 between National City Bank and Homes by Calton, LLC, incorporated by reference to Exhibit 10.48 to Form 10-QSB of Registrant for the fiscal quarter ended August 31, 2007.

10.49 Second Amendment to Executive Employment Agreement between Registrant and Anthony J. Caldarone, dated December 20, 2007, incorporated by reference to Exhibit 10.49 to Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 20, 2007. (**)

10.50 Builder Line of Credit Revised Commitment dated December 7, 2007 between National City Bank and Homes by Calton, LLC.

10.51 Promissory Note Modification Agreement dated December 7, 2007 between National City Bank and Homes by Calton, LLC.

21. Subsidiaries of the Registrant.

23. Consent of Aidman, Piser & Company, P.A.

24. Power of Attorney (located on signature page of this Report).

31.1 Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

31.2 Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

32.1 Certification of CEO Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

32.2 Certification of CFO Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

(*) Constitutes a compensatory plan required to be filed pursuant to Item 13(a) of Form 10-KSB.

(**) Constitutes a management contract required to be filed pursuant to Item 13(a) of Form 10-KSB.

# Calton, Inc.

## *Board of Directors and Corporate Officers*

ANTHONY J. CALDARONE
*Chairman of the Board, President and Chief Executive Officer*

J. ERNEST BROPHY
*Director, self-employed Attorney and Tax Consultant*

MARK N. FESSEL
*Director and President James Development Company*

KENNETH D. HILL
*Director*

FRANK CAVELL SMITH, JR.
*Director and Senior Consultant The MEG Companies*

JOHN G. YATES
*Director and President PrivilegeONE Networks, LLC*

MARIA F. CALDARONE
*Executive Vice President –Corporate Development and Assistant Secretary*

VICKY F. SAVAGE
*Acting Chief Financial Officer, Vice President and Treasurer*

MARY H. MAGEE
*Corporate Secretary*

---

## *Corporate Information*

**Annual Meeting**
May 7, 2008, 10:00 a.m.
Homes by Calton Model Center at Pointe West
1360 South Village Square
Vero Beach, FL 32966

**Form 10-KSB**
Shareholders wishing a copy of the Calton, Inc. 2007 10-KSB as filed with the Securities and Exchange Commission, can access it on our corporate website: www.caltoninc.com or have one mailed to them by addressing a written request to:

Shareholder Relations
Calton, Inc.
43 West Front Street
Suite 15
Red Bank, NJ 07701

**Corporate Headquarters**
2050 40th Avenue, Suite One
Vero Beach, FL 32960
(772) 794-1414

**Corporate Counsel**
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, NJ 07748

**Transfer Agent and Registrar**
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003

**Independent Accountants**
Aidman, Piser & Company, P.A.
401 East Jackson Street
Suite 3400
Tampa, FL 33602

CALTON INC.

***Shareholder Relations:***
43 West Front Street, Suite 15, Red Bank, NJ 07701
(732) 212-1280

***Executive Offices:***
2050 40th Avenue, Suite One, Vero Beach, FL 32960
(772) 794-1414
e-mail: calton@caltoninc.com
www.caltoninc.com

END